

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

Via E-mail
Ling Huang, Esq.
Cleary Gottlieb Steen & Hamilton, LLP
Twin Towers – West (23Fl),
Jianguomenwai Da Jie
Chaoyang District, Beijing

> **Re: Yongye International, Inc.**
> **Schedule 13E-3 filed by Yongye International Inc., et al.**
> **as amended April 10 and 16, 2014**
> **File No. 005-84050**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 16, 2013**
> **File No. 001-34444**

Dear Ms. Huang:

We have reviewed your filings and have the following comments.

Schedule 13E-3

1. We note the date of the April 10, 2014 amendment to Schedule 13E-3 relative to the date on which the original merger agreement was not approved by your shareholders. Please confirm that future, similar amendments will be made promptly, consistent with Rule 13e-3(d)(2) and (3).

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders

2. Please expand your revisions regarding the "first special meeting" to disclose the number of votes received relative to what was required under each of the three voting requirements in order for the merger proposal to be approved.

Stockholders Entitled to Vote . . ., page 5

3. Please refer to the last full paragraph on this page. There, you disclose your belief as to the number of shares needed to approve the merger under (iii); however, such disclosure appears to assume that all shares owned by unaffiliated shareholders are voted. Given your disclosed reasons for changing the vote required, please revise to also disclose the minimum number of "for" votes that must be received for the transaction to be approved

under the voting threshold in (iii) while also enabling the proposal to be approved pursuant to the threshold in (i).

Financing of the Merger, page 8

4. We note the "subject to adjustment" language added to your disclosure. Please revise to clarify the nature and extent of the adjustment.

Background of the Merger, page 27

5. Please tell us whether written materials were used in connection with the "robust phone solicitation" and "reminder mailing campaign" mentioned on page 49. If so, please also tell us when those materials were filed under cover of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the each filing person acknowledging that:

- the filing persons is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions